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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. 1)


                         Protection One, Inc.
                         (Name of Issuer)

                              Common Stock

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                    (Title of Class of Securities)

                              743663304
                              (CUSIP Number)

                         Eric M. Sippel, Esq.
                    Shartsis Friese & Ginsburg LLP
                      One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              May 22, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                  SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 743663304                               Page 2 of 9 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Jayhawk Investments, L.P.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       / X /
                                                            (b)       / /
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)                                               / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  0
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   275,000
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              275,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     275,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.0
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14   TYPE OF REPORTING PERSON*
     PN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 743663304                                    Page 3 of 9 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Jayhawk Institutional Partners, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       / X/
                                                            (b)       /  /
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3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                                               / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  0
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   100,000
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   0
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              100,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     100,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .7
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 743663304                                    Page 4 of 9 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Jayhawk Capital Management, L.L.C.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       / X/
                                                            (b)       /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  0
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   375,000
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   0
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              375,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     375,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.7
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO and IA
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 743663304                                    Page 5 of 9 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Kent C. McCarthy
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       / X/
                                                            (b)       /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF and PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                                               / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  -0-
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   375,000
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              375,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     375,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.7
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 743663304                               Page 6 of 9 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Protection One, Inc. ("Protection"). The principal executive office of Protection is located at 6011 Bristol Parkway, Culver City, CA 90230


ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) The persons filing this statement are Jayhawk Investments, L.P. ("JILP"), Kent McCarthy ("McCarthy"), Jayhawk Institutional Partners, L.P. ("JIPLP") and Jayhawk Capital Management, L.L.C. ("JCM"). JILP, JIPLP and JCM are organized in Delaware.

     (b) The address for the principal office and principal business of JILP, McCarthy, JIPLP and JCM is 8201 Mission Road, Suite 110, Prairie Village, KS 66208.

     (c) McCarthy is the manager of JCM which serves as the investment adviser to and general partner of both JIPLP and JILP, investment limited partnerships.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of such persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  McCarthy is a citizen of the United States.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser      Source of Funds               Amount

JCM            Funds Under Management (1)    3,624,426.60
JILP           Working Capital               2,495,075.00
JIPLP          Working Capital               1,129,351.60



(1) Included funds invested by JILP and JIPLP.

SCHEDULE 13D

CUSIP No. 743663304                               Page 7 of 9 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the sales of the Stock reported herein was and is for investment. The reporting persons may buy or sell Stock in the future.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the person named in Item 2 of this statement is as follows at the date hereof:

          Aggregate
          Beneficially
          Owned                        Voting Power         Dispositive Power
Name      Number    Percent   Sole        Shared       Sole      Shared

JILP      275,000   2.0        0         275,000        0        275,000
JIPLP     100,000    .7        0         100,000        0        100,000
McCarthy  375,000   2.7        0         375,000        0        375,000
JCM       375,000   2.7        0         375,000        0        375,000

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since March 21, 1997:

     Purchase                 Number         Price
Name  or Sale  Date           of Shares      Per Share

JILP      S    04/02/97       31,500          9.802
JIPLP     B    04/30/97        6,000         10.313
JILP      S    05/06/97        9,000         10.538
JILP      S    05/12/97       10,000         10.813
JILP      S    05/19/97       49,500         10.063
JILP      S    05/19/97       10,030         10.000
JIPLP     S    05/22/97       11,800         11.438
JIPLP     S    05/29/97        4,500         12.438
JIPLP     S    06/02/97       25,500         12.375
JILP      S    06/03/97        2,000         12.875
JILP      S    06/09/97        3,000         13.063
JILP      S    06/12/97       25,000         13.050
JILP      S    06/19/97       17,300         13.035
JILP      S    06/20/97        2,500         13.313
JILP      S    06/23/97       49,100         13.602
JILP      S    06/23/97        3,000         13.584
JILP      S    06/24/97        1,500         13.750
JILP      S    06/25/97        3,000         13.542
JILP      S    06/27/97        2,500         13.375
JILP      S    07/01/97        5,000         13.875
JILP      S    07/02/97        5,000         14.125
JILP      S    07/07/97        5,000         14.125
JILP      S    07/08/97       21,300         14.000
JILP      S    07/09/97       20,000         14.000
JILP      S    07/15/97       15,000         14.500
JILP      S    07/16/97       25,000         14.125
JILP      S    07/17/97       50,000         14.125
JIPLP     P    07/17/97       50,000         14.125

SCHEDULE 13D

CUSIP No. 743663304                               Page 8 of 9 Pages

     Purchase                 Number         Price
Name  or Sale  Date           of Shares      Per Share

JILP      S    07/18/97       15,000         13.750
JIPLP     P    07/18/97       15,000         13.750
JIPLP     S    07/25/97       15,000         14.667

All transactions were executed through the Nasdaq National Market System.


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

JCM serves as general partner to both JILP and JIPLP pursuant to limited partnership agreements which provide JCM with the authority to purchase, vote and dispose of securities for JILP and JIPLP. JCM is entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

DATED:    July 25, 1997.

Jayhawk Capital Management, L.L.C.      Jayhawk Investments, L.P.

By:  /s/ Kent C. McCarthy               By:  Jayhawk Capital Management,
Kent C. McCarthy, Manager               L.L.C.

                                             By:  /s/Kent C. McCarthy
                                                  Kent C. McCarthy
/s/Kent C. McCarthy                               Manager
Kent C. McCarthy
                                        Jayhawk Institutional Partners,
                                        L.P.

                                        By:  Jayhawk Capital Management,
                                             L.L.C.

                                             By:  /s/Kent C. McCarthy
                                                  Kent C. McCarthy
                                                  Manager

SCHEDULE 13D

CUSIP No. 743663304                                    Page 9 of 9 Pages


                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of common stock of Protection One, Inc. For that purpose, the undersigned hereby constitute and appoint Jayhawk Capital Management, L.L.C., a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  February 20, 1997.


Jayhawk Capital Management, L.L.C.      Jayhawk Investments, L.P.

By:  /s/Kent C. McCarthy                By:  Jayhawk Capital Management,
Kent C. McCarthy, Manager               L.L.C.

                                             By:  /s/Kent C. McCarthy
                                                  Kent C. McCarthy
/s/Kent C. McCarthy                               Manager
Kent C. McCarthy
                                        Jayhawk Institutional Partners,
                                        L.P.

                                        By:  Jayhawk Capital Management,
                                             L.L.C.

                                             By:  /s/Kent C. McCarthy
                                                  Kent C. McCarthy
                                                  Manager